EXHIBIT 99.1

                             [USDATA AUTHORITY LOGO]

May 14, 2003

Mr. M. Mario Perez, Attorney-in-Fact
Beheer-En Belegginsmaatschappij Selmok BV
Golden Worldwide Business Corporation
Gables International Plaza
2655 LeJeune Road, Suite 700
Coral Gables, Florida 33431

HAND DELIVERED

RE: Notice of Action on the Termination of - Amended and Restated Investors Questionnaire and Subscription Agreement, dated November 1, 2002

Dear Mario:

      This letter shall serve as notice to you as attorney-in-fact for each of Beheer-En Belegginsmaatschappij Selmok and BV Golden Worldwide Business Corporation (collectively, the "Investors"), that US Data Authority, Inc. (the "Company") hereby demands receipt by Noon Friday, May 16, 2003 of Certified documentation from the bank representing the Investors that a $4.9 million wire transfer has been ordered to be sent to the escrow account of Leonard Bloom, Esquire of Broad & Cassel, PA in Miami for receipt no later than Friday, May 23, 2003. Such notice must also verify that these funds are for the express purpose of investment into the Company and said funds will be available to the Company within twenty-four (24) hours of receipt, and that evidence of the Escrow Agreement and Mr. Bloom will also be delivered to the Company detailing said disbursements. Should said notice not be received by this time, this correspondence will serve as an AUTOMATIC TERMINATION of the Amended and Restated Investors Questionnaire and Subscription Agreement, dated November 1, 2002 (the "Subscription Agreement") as a result of a material breach of certain terms of the Subscription Agreement by the Investors.

      It is also expressly stated that, since the financial consideration requested by the Company has not been received, the Investors may have liability in actions taken against the Company by the Investor's failure to perform.

                                            Mr. M. Mario Perez, Attorney-in-Fact
                                       Beheer-En Belegginsmaatschappij Selmok BV
                                           Golden Worldwide Business Corporation
                                                                    May 14, 2003
                                                                          Page 2


      On March 7, 2003, a formal Request of Funds from the Company was hand delivered and accepted by you on behalf of the Investors. The Request of Funds was provided to you in accordance with the terms of the Subscription Agreement and was based on the specific need for funding to satisfy, in part, the Company's obligations to the Internal Revenue Service. Additionally, any funding delays could possibly trigger actions by Zona de Tecnologia y Telecomunicaciones, SA ("ZTT") detrimental to the Pre-Acquisition Agreement already executed between ZTT and the Company, and based on representations of funding by the Investors into the Company.

      As you know, the failure to comply with the Company's obligations to the Internal Revenue Service due to the Investor's failure to provide the funding requested pursuant to our March 7, 2003 request may cause material harm to the Company. As such, the Company intends to vigorously seek appropriate action against the Investors for any damages to the Company as a result of the Investors' failure to comply with the material terms of the Subscription Agreement.

                                                     Respectfully,


                                                     Dominick F. Maggio
                                                     President & CEO

cc:   Michael Cutler, Chairman of the Board
      USDA Board of Directors via email
      Leonard Bloom, Esquire
      Sanford Hausner, Esquire
      Enrique Miranda, Esquire

                                                     RECEIVED:


                                                     --------------------------
                                                     M. Mario Perez        Date